UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 15, 2023

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2990 Martin Luther King Blvd Lynwood, California

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 7. Departure of Certain Officers

On August 15, 2023, Jay Paul Henderson, the chief executive officer (“CEO”), interim chief financial officer (“CFO”) and a director of Hightimes Holding Corp., a Delaware corporation (the “Company”), announced that he was resigning from his positions of CEO, CFO and director, effective immediately. Shaun Jarvis, a director on the Company’s board of directors, will serve as interim CEO until a replacement CEO is appointed by the Company’s board of directors. The Company is also in the process of locating a new CFO to fill the vacancy. In his resignation letter, Mr. Henderson advised that he left his position for health reasons. There was no dispute or disagreement between Mr. Henderson and the Company.

In conjunction with Mr. Jarvis’s appointment to the position of interim CEO, the Company entered into an employment agreement with Mr. Jarvis, dated August 19, 2023. Under the employment agreement, Mr. Jarvis will receive a salary of $120,000 per year, be entitled to three weeks of vacation, and will be allowed to participate in the Company’s health benefit plans. In the event of termination, Mr. Jarvis will be entitled to receive a severance fee equal to three months’ salary. In addition, the employment agreement contains a non-competition clause pursuant to which Mr. Jarvis agreed not to participate in any competing business during the term of his employment and any severance period thereafter. A copy of the employment agreement is attached hereto as Exhibit 6.1 and is incorporated herein by reference.

In addition, commencing August 17, 2023, the Company’s board of directors has appointed Charles Perez to serve as an independent director on the board of directors. Mr. Perez’s biographical information is set forth below.

Charles Perez is an entrepreneur and co-founder of Paul Davril Inc., a California-based clothing licensing and manufacturing company established in 1972. His inherent creativity and keen fashion acumen have played a pivotal role in shaping the course of Paul Davril Inc.’s success. Mr. Perez’s talents extend to designing, manufacturing, and marketing collections for renowned names like Kenneth Cole, Guess, Sketchers, Bugle Boy, Eckō, and Sasson. Specializing in crafting exclusive menswear under private labels and obtaining licenses from these illustrious brands, these strategic moves propelled Paul Davril Inc., ultimately driving its valuation to $600 million.

Paul Davril Inc. has production facilities in China, Macau, India, Singapore, Turkey, Spain, Portugal, Peru, Vietnam, Hong Kong, the Philippines, Thailand, Mexico, and Costa Rica. In addition, another entity with which Mr. Perez is associated headquartered in the United Kingdom distributed garments to a significant array of European retailers.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	August 23, 2023

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description
6.1	Employment Agreement, dated August 19, 2023, between Hightimes Holding Corp. and Shaun Jarvis.